Exhibit 99.1

Presentation to Bondholders November 14, 2012 Suntech Power Holdings PRELIMINARY ANALYSIS

Forward-Looking Statement Disclaimer This presentation and the accompanying oral remarks contain statements regarding the Company’s projected financial and operating results, market opportunity and business prospects that are individually and collectively forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934 and other securities laws. Forward-looking statements often include words such as “believe,” “expect,” “anticipate,” “plan,” “estimate,” “seek,” “will,” “may” or similar expressions and include charts or other visual presentations that cover future periods. Any forward-looking statements are not guarantees of future performance and are subject to known and unknown risks, uncertainties and assumptions that are difficult to predict. You should not place undue reliance on these statements. The Company’s actual results, levels of activity, performance or achievements could differ materially and adversely from results expressed in or implied by this presentation. These risks include, among others: the ability to meet shipment, revenue, gross margin, and operating margin targets; the ability to expand or reduce PV cell, module and wafer capacity to meet targets; technological changes; changes in government policy, subsidies and tariffs; the cost of capital expenditures; the ability to extend the term of existing debt; and general market disruptions. Due to such risks and uncertainties, actual results may differ materially from those in the forward-looking statements. Additional information concerning these and other risk factors is contained in the Risk Factors section of our Annual Report on Form 20-F for the year ended December 31, 2011. Any forward-looking statements and projections made by others in this presentation are not adopted by the Company and the Company is not responsible for the forward-looking statements and projections of others. The Company assumes no obligation to update any forward-looking information contained in this presentation.

Table of Contents Section 1 Business Update 3 Section 2 GSF Situation Update 15 Section 3 Capital Structure Update 20 Appendix A Reconciliation of GAAP Operating Expense 26

Section 1 Business Update

PRELIMINARY ANALYSIS

Suntech Today

Key Strengths

Brand
- World's largest module manufacturer[1]
- Global name recognition[2]
- Among most respected Chinese brands[2]

Product Performance
- World record efficiencies[3]
- 52-step quality control process
- #1 Rated modules by PVUSA

Geographic Diversity
- Majority of sales outside of Europe
- #1 in US and #1 foreign brand in Japan[4]
- Global supply chain

Key Issues

Cost Structure
- ASPs falling faster than costs
- Negative operating margin
- Fixed cost underabsorbtion

Industry Headwinds
- Manufacturing overcapacity
- Lower subsidies
- Trade barriers

Balance Sheet
- Large near-term maturities
- Liquidity constrained
- High leverage

Notes:
1 IMS Research, February 2012
2 Constat consulting report, February 2011
3 University of New South Wales
4 Broker research, Photon Consulting

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Suntech Is A Globally Recognized Brand Source: IMS Research, February 2012 Note: 1 Rankings based on PV module shipments; does not include module processing services or OEM shipments Source: EUPD Research 2010 / 2011; Constat consulting report February 2011 Note: 1 #1 Rank in 2011 Suntech is the largest module manufacturer in the world and enjoys global brand recognition 2011 Suntech Brand Awareness by Customers % Awareness Germany 87% France 97% 1 Italy 91% Spain 96% 1 U.S. 83% Rank Company 10-11 Change 1 — 2 — 3 +1 4 +1 5 +1 6 -3 7 +11 8 — 9 — 10 -3

Suntech Delivers Superior Product Performance Source: State of California, California Energy Commission and California Public Utilities Commission, available at http://www.gosolarcalifornia.ca.gov/equipment/pv_modules.php Note: 1 PTC refers to PVUSA Test Conditions, which were developed to test and compare PV systems as part of the PVUSA (Photovoltaics for Utility Scale Applications) project. PTC are 1,000 Watts per square meter solar irradiance, 20 degrees C air temperature, and wind speed of 1 meter per second at 10 meters above ground level. PV manufacturers use Standard Test Conditions, or STC, to rate their PV products. STC are 1,000 Watts per square meter solar irradiance, 25 degrees C cell temperature, air mass equal to 1.5, and ASTM G173-03 standard spectrum. The PTC rating, which is lower than the STC rating, is generally recognized as a more realistic measure of PV output because the test conditions better reflect "real-world" solar and climatic conditions, compared to the STC rating. All ratings in the list are DC (direct current) watts Suntech modules produce more energy under real world conditions than competitors’ panels based on independent PVUSA data 1 60 Cell-245W Ranking 1 2 3 4 5 6 7 8 9 10 11 Company Suntech CSI Trina YingLi Hanwha Sharp SolarWorld Jinko LDK Motech Kyocera PTC 223.3 223.0 222.9 221.6 221.2 220.1 219.6 219.2 217.9 217.1 216.3 PTC / STC 91.1% 91.0% 91.0% 90.4% 90.3% 89.8% 89.6% 89.5% 88.9% 88.6% 88.3% 72 Cell-290W Ranking 1 2 3 4 5 6 7 8 9 Company Suntech Trina Hanwha LDK Jinko ReneSola CSI Motech Yingli PTC 263.3 262.8 261.1 260.8 260.4 259.2 259.1 258.0 254.8 PTC / STC 90.8% 90.6% 90.0% 89.9% 89.8% 89.4% 89.3% 89.0% 87.9% 72 Cell-295W Ranking 1 2 3 4 5 6 7 8 9 Company Suntech Trina ReneSola Hanwha LDK Jinko Motech CSI Yingli PTC 267.2 266.9 265.7 265.4 265.1 265.0 263.7 262.6 259.7 PTC / STC 90.6% 90.5% 90.1% 90.0% 89.9% 89.8% 89.4% 89.0% 88.0%

Suntech Has Significant Geographic Diversity Sales by Geography (%) Total PV Market 2 Notes: 1 2012E is management estimate 2 2011A data from Solarbuzz Quarterly Q2 2012, Green World Scenario; 2012E data from Solarbuzz Quarterly Q3 2012, Green World Scenario; Market share percentages based on PV installed GW 1 Suntech derives the majority of its sales from outside of Europe 48 41 28 33 24 26 69 55 24 37 7 8 0 20 40 60 80 100 2011A 2012E 2011A 2012E (%) Europe Rest of World United States

Module Average Selling Price ($/W) Adj. Gross and Adj. Cash Margin (%) ASPs Are Falling Faster Than Costs Causing Margins To Compress 2010 2011 2012 2010 2011 2012 Notes: 1 Represents Adjusted Gross Profit divided by revenues. Adjusted Gross Profit is Gross Profit excluding $91.9mm charge for non-recurring write-off of unamortized cost of warrants issued to MEMC in Q2 2011; $19.2mm provision for US countervailing and anti-dumping duties in Q1 2012; and excluding inventory provisions of -$9.0mm in Q1 2010, $3.4mm in Q2 2010, $1.1mm in Q3 2010, $3.0mm in Q4 2010, -$3.8mm in Q1 2011, $29.5mm in Q2 2011, $20.2mm in Q3 2011, -$8.9mm in Q4 2011, $3.8mm in Q1 2012, and $76.3mm in Q2 2012 2 Represents Adjusted Gross Profit plus depreciation included in COGS divided by revenues 2 1 ASPs fell more than 40% over the last four quarters 0% 5% 10% 15% 20% 25% Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Adj. Gross Margin Adj. Cash Margin $1.89 $1.81 $1.75 $1.84 $1.79 $1.66 $1.39 $1.25 $1.12 $0.98 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2

Cell ASPs To Stabilize Once Capacity In Line With Demand Source: GTM Research: PV Technology, Production and Cost Outlook: 2012-2016 PV Installations versus Manufacturing Capacity Cell capacity utilization ≈60%; ASPs expected to decline Cell capacity utilization ≈80%; ASPs expected to stabilize 0 20 40 60 80 100 120 2007 2008 2009 2010 2011 2012E 2013E 2014E 2015E 2016E MW (000s) Global Installations Polysilicon Capacity Wafer Capacity c-Si Cell Capacity

PRELIMINARY ANALYSIS

Responding To The Current Environment With Aggressive Cost Reduction…

Non-Silicon Poly to Module Conversion Cost[1] ($/W)



$0.79
$0.81
$0.77
$0.78
$0.69
$0.72
$0.62
$0.55
-21%
Q1
Q2
Q3
Q4
2011YE
Q1
Q2
2012YE Estimate
2011
2012
Suntech
Chinese Competition2

Key Cost Reduction Initiatives

- **Reduce number of stock keeping units (SKUs)**
- **Right-size capacity to increase utilization**
- **Peer-benchmarking for every production step**
- **Improve sales forecasting and demand planning mechanisms**
- **Optimize procurement of key materials / components**
- **Drive innovation to increase conversion efficiency**
- **Increase automation and optimize production processes**

21% reduction in non-silicon poly to module conversion cost ($/W) from Q4 2011 to Q2 2012

Notes:
1 Represents internal module production cost excluding cost of polysilicon, inventory-related charges and non-recurring items
2 Based on data from GTM Research Competitive Intelligence Tracker October 2012 – Chinese – Representative Cost Tier – Standard Technology Data

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Capacity Rationalization Notes: 1 Wafer and cell utilization is defined as total throughput divided by nameplate capacity; due to increases in efficiency, cell utilization was above 100% in Q3 2011 2 Cell capacity includes 900MW of annualized capacity from a joint venture in which Suntech has a 40% interest 3 Pro Forma for capacity reduction announced on September 17, 2012 Quarterly Wafer and Cell Capacity and Utilization1 2010 2011 2012 Pro Forma3 Annualized cell capacity reduced to 1.8GW in September 2012 2 247 300 400 400 400 400 350 450 450 600 600 600 600 600 600 600 450 400 0 100 200 300 400 500 600 700 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Capacity (MW) 0% 20% 40% 60% 80% 100% 120% Capacity Utilization (%) Wafer Capacity Cell Capacity Wafer Utilization Cell Utilization

And Tighter Controls On Operating Expenses 2010 2011 2012 Quarterly Operating Expenses Adjusted for Non-Recurring Items1 On track to reduce 2012 operating expenses (excl. non-recurring items) by 20% versus 2011 Note: 1 Reconciliation with GAAP operating expenses provided in Appendix A 28 27 30 34 36 39 46 43 34 35 21 27 29 48 42 37 56 45 40 30 10 9 12 10 10 9 12 8 9 6 59 63 71 91 88 84 113 96 83 71 0 20 40 60 80 100 120 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Operating Expense ($mm) 0% 5% 10% 15% 20% Operating Expense as a % of Sales (%) Selling Expense excl. Non-Recurring Items G&A Expense excl. Non-Recurring Items R&D Expense excl. Non-Recurring Items Opex excl. Non-Recurring Items as % of Sales

PRELIMINARY ANALYSIS

Management's Key Near-Term Objectives

1	**Improve Price Realization**	• Change focus from market share to profitability • Invest in markets with fewer trade barriers • Create a bundled solution that differentiates product offering • Leverage project finance relationships to get higher prices • Invest in quality, performance and brand to maintain price premium
2	**Cut Production Costs**	• Rationalize capacity to increase utilization • Reduce number of SKUs • Peer-benchmarking for every production step
3	**Streamline Operating Structure**	• Target 20% reduction in operating expenses in 2012 versus 2011 • Additional reductions planned for 2013 • Streamline and simplify management structure • Cut layers and merge departments to eliminate overlap
4	**Mitigate Impact of Trade Barriers**	• Internationalize manufacturing operations • Expand supply chain options
5	**Improve Financial Position**	• Use contract manufacturers to meet excess demand • Implement stringent credit policy and collection practices to control AR days • Demand planning, steady production, and reduce inventory • Disciplined cost / benefit analysis on capex spending

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Near-Term Headwinds But Long-Term Growth In Most Markets Near–Term EU anti-dumping investigation has potential to impose tariffs that would reduce competitiveness of China-based production Volumes will plateau due to MW installation or FIT budget caps Increasing investment in inventory as customers demand shorter delivery times Long–Term Europe Americas Rest of World Low natural gas prices reduce the competitiveness of utility-scale solar projects State policies lead to high bureaucratic costs and boom / bust cycles Anti-dumping tariffs limit supply options and make it difficult to use cells produced in China Primarily project-driven, leads to lumpy sales and highly competitive pricing Significant investments required in government affairs and customer education Limited access to capital and high cost of capital restrains market growth Cost reaches retail grid parity creating sustained growth Emphasis on rooftop solar increases demand for high performance, branded products EU continues to make investments needed to achieve 20% renewable energy target by 2020 Environmental concerns lead to phase-out of coal fired plants and greater emphasis on renewables High electricity costs in Central & South America create new markets for PV US 30% investment tax credit through 2016 provides stable policy base Distributed PV cheaper than building grid infrastructure in many markets Public finance organizations with low cost of capital drive PV development Source: Company and Solarbuzz

Section 2 GSF Situation Update

GSF Overview GSF was founded in February 2008 as an investment fund to make investments in private companies that own or develop projects in the solar energy sector GSF is managed by a general partner (“GSF Partners”) which is wholly owned by GSF Capital, an entity owned by Javier Romero and his wife. The Category A1 manager of GSF Partners, entrusted with the day-to-day management of GSF, was until only very recently Mr. Romero. FTI Consulting is now serving as receiver over GSF Capital Suntech’s and Dr. Shi’s aggregate capital commitments to GSF are €258 million and €32 million, respectively. To date, Suntech and Dr. Shi have made capital contributions totaling €156 million and €19 million, respectively, to GSF Suntech guaranteed payment obligations under €554 million in finance facilities provided by China Development Bank to an investee company of GSF, of which €493 million were outstanding as of August 31, 2012 As security for Suntech’s obligations under the guarantee, Suntech believed it received a pledge of €560 million in German government bonds from GSF Capital. Suntech now believes that the German government bonds may not have existed and that it was the victim of fraud Notes: 1 Any investment/divestment decision must include the favorable votes of the Category A manager and at least one Category B manager of the general partner. A Category B manager is a General Partner with no operational responsibilities. Category B managers of GSF are Dr. Shi and Suntech’s Chief Technology Officer, Dr. Stuart Wenham

GSF Structure And Ownership GSF Partners Investee Companies Mr. and Mrs. Javier Romero 79% (Indirectly Held) 11% 10% 100% 100% Management Arrangements Sicily Sun Power S.r.l. SV New S.r.l. Solar Puglia I S.r.l. Solar Puglia II S.r.l. Global Solar Fund Engineering Luxembourg S.r.l. Global Solar Fund Engineering Company Limited GSF Capital Holland B.V. Global Solar Fund, S.C.A. Sicar GSF Capital Dr. Shi Suntech Power Holdings Co., Ltd. (Cayman Islands) Guarantee of CDB Loan €493mm CDB Loan €18mm Investec Lease €11mm Leasint Lease €25mm Unicredit Lease

Suntech Litigation Against GSF’s General Partner As a part of Suntech’s initiative to monetize its investment in GSF, Suntech engaged outside counsel to review the asset and assist in the sale process In connection with their work, Suntech’s outside counsel noted facts and circumstances suggesting that the German government bonds may not have existed and that Suntech may have been a victim of fraud Suntech commenced proceedings against both GSF Capital and Javier Romero in multiple jurisdictions seeking damages for losses suffered as a result of the alleged fraud. Pending the determination of those claims by the court, a worldwide freezing order preventing the dissipation of assets by GSF Capital and Javier Romero, and the appointment of a receiver over the assets of both GSF Capital and Javier Romero were granted On July 26, 2012, FTI Consulting was appointed by the court as receiver and manager of GSF Capital (the parent of GSF Partners and the entity which purportedly pledged the German government bonds) and receiver over the assets of Javier Romero The court-appointed receiver has replaced Javier Romero with the receiver’s designee as the Category A manager of GSF Partners and taken additional steps to assert control of GSF’s operations Suntech cannot predict the ultimate outcome of its litigation against GSF Capital or when GSF may be able to be monetized and at what price

Brindisi Government Litigation Against GSF GSF has a total of 181 solar fields in Italy with a total nominal power capacity of approximately 141.7MW Of the 141.7MW, 140.8MW are connected to the grid and generating revenues through the sale of electricity at wholesale rates. In addition, 107.6MW of the total connected plants have been accepted into the Italian feed-in-tariff program, and the remainder are expected to be accepted into the feed-in-tariff program within the coming months Charges have been brought in Brindisi, Italy against certain officers of GSF subsidiaries alleging that they have failed to comply with the necessary permitting process and building regulations for PV plants in Italy. These cases cover a total of 9 solar fields with a total nominal power capacity of 12.7MW Further investigations are ongoing, but have not yet resulted in additional charges in respect of 11 solar fields, with a total nominal power capacity of 7.9MW, at issue in those investigations In the course of these proceedings, the public prosecutor of Brindisi seized 20 solar fields with a total nominal power capacity of approximately 20.6MW, but 17 of those fields have been released by court order. The 3 fields that are still seized have a total nominal power capacity of approximately 1.5MW Suntech is not the subject of, or otherwise involved in, these proceedings Convictions could lead to a wide range of penalties, including the possible dismantling of any offending facilities, changing of the feed-in-tariffs receivable or the imposition of fines Suntech has been advised that the GSF officers are vigorously defending against the prosecutor’s charges and believe that the plants at issue are in compliance with Italian law

Section 3 Capital Structure Update

Capital Structure Snapshot1 Notes: 1 All figures presented on a consolidated basis 2 Debt balances are stated at par value, with the majority of debt at PRC subsidiaries Approximately $2.0 billion of debt as of August 31, 2012 Cash Equivalents Restricted < 3 Months Represents: (i) Cash deposits for LCs or bank notes required by suppliers; or (ii) Cash held as collateral for loans by Chinese banks Restricted Cash Represents: Cash deposits for LCs, bank notes and loans that are restricted > than 3 months As of US$mm Maturity March 31, 2012 June 30, 2012 August 31, 2012 Cash Unrestricted Cash 367 248 168 Cash Equivalents Restricted < 3 Months 107 47 76 Total Cash and Cash Equivalents 474 294 244 Restricted Cash 218 268 280 Total 692 562 524 Debt 2 Total Bank Debt Various 1,706 1,580 1,441 3% Convertible Senior Notes Mar 2013 541 541 541 5% IFC Convertible Loan Jun 2016 50 50 50 Total Debt 2,297 2,171 2,032

Debt Maturity Profile As Of August 31, 2012 2012 2013 2014 2015 2016 (US$mm) Working with lenders to extend near-term bank maturities Currently working with bank lenders to extend maturities Notes: 1 Bank debt excludes $24.0mm of loans that expire after Q2 2016; figures represent consolidated debt, with the majority of debt at PRC subsidiaries 2 Debt balances are stated at par value 1,2 2 198 541 196 847 739 35 8 130 50 0 100 200 300 400 500 600 700 800 900 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Bank Debt Convertible and Other Debt

Debt Structure By Principal Subsidiary1,2 Amounts as of August 31, 2012 Suntech Power Co., Ltd. (PRC) Suntech Power Holdings Co., Ltd. (Cayman Islands) Power Solar System Co., Ltd. (British Virgin Islands) Suntech Power (Cyprus) Co., Ltd. (Cyprus) Wuxi Suntech Power Co., Ltd. (PRC) Suntech Power Investment PTE., Ltd. (Singapore) $541.0mm 3% convertible notes due 2013 $50.0mm convertible loan $66.2mm guarantees of bank loans and financial leases at subsidiaries €493.0mm loan guarantee to GSF Downstream guarantees of domestic bank debt Suntech Energy Engineering Co., Ltd. (PRC) Notes: 1 Pro forma for anticipated structure of the Company’s bank debt after extension 2 The above chart is not a full corporate structure chart of the group. It shows (i) all consolidated entities within the group that had outstanding bank debt and guarantees of bank debt as of August 31, 2012, (ii) their respective parent companies, and (iii) GSF. The above chart does not reflect intra-group payables 3 Includes $76.6 mm of undrawn facilities. The Company is of the view that no further drawdown will be allowed under these facilities at this time Luoyang Suntech Power Co., Ltd. (PRC) Suntech Power International Ltd. (Switzerland) Zhenjiang Rietech New Energy Science & Technology Co., Ltd. (PRC) Suntech (Sangri) Solar Power Generation Co., Ltd. (PRC) KSL Kuttler Automation Systems GmbH (Germany) Kuttler Automation Systems (Suzhou) Co., Ltd. (PRC) Global Solar Fund S.C.A SICAR (Luxembourg) Legend Non-controlling interest Controlling interest $130.0mm long term working capital loan $1,097.3mm short term bank loans and facilities $223.1mm guarantees of bank loans3 at several subsidiaries and a JV $28.3mm short term bank loans $3.5mm current portion of long term bank loans $37.0mm short term bank loans $13.0mm current portion of long term bank loans $23.6mm long term bank loan $97.5mm short term bank loans $7.9mm short term working capital loan facility $1.3mm long term bank loan $1.2mm short term bank loan €493.0mm loan $1.4 billion of bank debt at PRC subsidiaries holding vast majority of operating assets $1.2mm loan guarantee to KSL Kuttler (Germany)

Unrestricted Cash And Restricted Cash By Principal Subsidiary Unrestricted cash1 / restricted cash / total cash ($mm) as of August 31, 2012 Various PRC Subsidiaries $32.8 / $22.1 / $54.9 Suntech Power (Cyprus) Co., Ltd. (Cyprus) $0.0 / NIL / $0.0 Power Solar System Pty., Ltd. (Australia) $0.0 / NIL / $0.0 Wuxi Suntech Power Co., Ltd. (PRC) $149.3 / $209.5 / $358.7 Suntech Power Investment PTE., Ltd. (Singapore) $0.0 / NIL / $0.0 Suntech Power Japan Corporation (Japan) $17.8 / $0.7 / $18.5 Suntech (China) Investment Co., Ltd. (PRC) $0.7 / NIL / $0.7 Power Solar System Co., Ltd. (British Virgin Islands) $0.1 / NIL / $0.1 Suntech Power (Hong Kong) Co., Ltd. (British Virgin Islands) $0.4 / NIL /$0.4 Suntech Power Holdings Co., Ltd. (Cayman Islands) $3.3 / $39.4 / $42.6 Various PRC and European Subsidiaries $14.3 / $5.1 / $19.5 Various US Subsidiaries $5.8 / $0.6 / $6.3 Various PRC Subsidiaries $15.1 / $2.7 / $17.8 Various Asian and Australian Subsidiaries $4.5 / NIL / $4.5 Majority of unrestricted cash held in PRC companies Legend Direct or indirect controlling interest Direct controlling interest Note: 1 Unrestricted cash includes cash equivalents restricted with a term less than 3 months

Capital Structure Objectives And Alternatives Objectives Set annual goals for debt level reduction Address 2013 convertible bond maturity Reduce overall debt levels Preserve cash to ensure the business has the liquidity needed to operate and restructure Ensure customer confidence in company’s balance sheet Possible Alternatives Restructure convertible notes Convertible notes exchange offer Strategic investment in connection with one of the above Alternatives Considered But Not Available Domestic loans Loans may be available to refinance existing bank debt as it matures, but credit support to repay offshore debt is not available Domestic bond offering Suntech does not believe it could successfully market bonds at this time Asset sales GSF not saleable until litigation resolved; no other non-core assets sizable enough to generate significant proceeds; limited interest in manufacturing capacity

Appendix A Reconciliation of GAAP Operating Expense

PRELIMINARY ANALYSIS

Reconciliation Of GAAP Operating Expense

Reconciliation of GAAP Operating Expense to Adjusted Operating Expense for Non-Recurring Items

	2010				2011				2012	
(US$mm; YE Dec 31)	**Q1**	**Q2**	**Q3**	**Q4**	**Q1**	**Q2**	**Q3**	**Q4**	**Q1**	**Q2**
Total GAAP Operating Expenses	**59**	**142**	**71**	**74**	**88**	**204**	**613**	**127**	**122**	**133**
Adjustments to Operating Expenses										
Under Utilization of Production Facilities[1]	–	–	–	–	–	–	–	(19)[9]	(21)[11]	–
Provisions for Bad Debt Related to Specific Customers	–	–	–	–	–	–	–	(12)[10]	–	–
Provisions for Prepayments Related to Long-term Supply Contract	–	(25)[2]	–	17[4]	–	–	(21)[6]	–	(18)[12]	(62)[13]
Reserve for Litigation	–	–	–	–	–	–	(18)[7]	–	–	–
Impairment of Goodwill, Intangibles and Long-lived Assets	–	(55)[3]	–	–	–	–	(462)[8]	–	–	–
MEMC Settlement Charges	–	–	–	–	–	(120)[5]	–	–	–	–
Adjusted Total Operating Expenses	**59**	**63**	**71**	**91**	**88**	**84**	**113**	**96**	**83**	**71**

Source: Company filings

Notes:
1 Under utilization of facilities refers to the reclassification of certain costs from cost of goods sold to operating expenses when quarterly utilization falls under 90%
2 Represents a $25.0 million special prepayment provision to account for credit risks associated with the delivery of silicon wafers from Shunda Holdings Co., Ltd
3 Represents $54.6 million of non-cash impairment of thin film equipment
4 Represents $17.0 million reversal of the special prepayment provision described in footnote 2
5 Represents $120.0 million of expenses related to the termination of a wafer supply agreement with MEMC
6 Represents a $21.1 million provision for prepayments to affiliated companies Nitol Solar and Shunda
7 Represents a $17.5 million provision for litigation with QCells
8 Represents $461.8 million in charges related to impairment of goodwill, intangibles and long-lived assets
9 Represents $19.0 million in charges related to the underutilization of facilities
10 Represents $11.9 million in charges for provision for bad debt related to a specific customer
11 Represents $20.7 million of charges related to the underutilization of facilities
12 Represents $18.2 million provision for prepayments related to certain long-term supply contracts
13 Represents $61.8 million provision for prepayments related to certain long-term supply contracts

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